Exhibit 99.1

Press release

WiLAN Provides Litigation Update

Markman Order issued in Texas litigation with Apple and other defendants

OTTAWA, Canada – April 12, 2013 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that Judge Rodney Gilstrap of the U.S. District Court for the Eastern District of Texas issued a claims construction Opinion and Order, on April 11, 2013 in ongoing litigation between WiLAN and defendants Apple, Inc., Dell Inc., Hewlett-Packard Company, HTC America, Inc., Novatel Wireless, Inc., Sierra Wireless America, Inc. and several of their affiliates.

In the litigation, WiLAN is alleging infringement of U.S. Patent Nos. RE37,802 and 5,282,222 (collectively, the "Patents"). The claim construction hearing, also known as the Markman hearing, with respect to these Patents was held before Judge Gilstrap on March 21, 2013.

“After reviewing the result with outside counsel, we are pleased with the ruling and view it as a positive outcome for WiLAN,” said Jim Skippen, President & CEO.

The trial in this litigation is scheduled to begin on October 7, 2013.

WiLAN is represented in this action by McKool Smith, a leading U.S. law firm specializing in intellectual property litigation.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 265 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “to begin” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s March 7, 2013 annual information form for the year ended December 31, 2012 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

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Press release

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For Media or Investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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